June 28, 2010

VIA EDGAR

Mail Stop 4561

Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AutoNavi Holdings Limited
Registration Statement on Form F-1 (Registration No. 333-167402)

Dear Ms. Jacobs and Mr. Crispino:

On behalf of our client, AutoNavi Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission for the sole purpose of filing Exhibit 1.1 (form of the underwriting agreement) and a revised Exhibit 5.1 (opinion of Thorp Alberga regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters). Pursuant to our telephone conversation with Mr. Crispino on June 24, 2010, the Company hereby confirms the following matters relating to the selling shareholders in the offering:

(1)	The two directors of CMT CV-AN Limited, Messrs. Charlie Yucheng Shi and Michael Koping Shen, share voting and investment powers with respect to the shares of the Company held by CMT CV-AN Limited. Each of Charlie Yucheng Shi and Michael Koping Shen disclaims beneficial ownership in the shares held by CMT CV-AN Limited except to the extent of his pecuniary interest therein.

(2)	None of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

cc:	Jun Hou, Chairman, AutoNavi Holdings Limited
Congwu Cheng, Chief Executive Officer, AutoNavi Holdings Limited
Catherine Qin Zhang, Chief Financial Officer, AutoNavi Holdings Limited
Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd.
Leiming Chen, Esq., Simpson Thacher & Bartlett LLP